Exhibit 99.1

FirstService Completes Acquisition of Global Restoration Holdings

Leading Commercial and Large Loss Firm to Accelerate Growth of Property Restoration Platform

TORONTO, June 21, 2019 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX and NASDAQ: FSV) (“FirstService”) announced today that it has completed its previously announced acquisition of approximately 95% of Global Restoration Holdings, LLC (“Global Restoration”), the second largest commercial and large loss property restoration firm in North America, for a purchase price of approximately $505 million. Global Restoration’s senior management team, including Jeff Johnson, Stacy Mazur and Dave Demos, continue to lead Global Restoration’s day-to-day operations and have retained the balance of the equity.

Headquartered in Denver, Colorado and founded in 1998, Global Restoration provides integrated end-to-end solutions encompassing mitigation, restoration and reconstruction services on behalf of blue chip, national clients which include large, multi-location commercial customers, property owners and insurance companies. Global Restoration operates under two highly recognized brands, Interstate Restoration in the U.S. and FirstOnSite Restoration in Canada, and employs approximately 1,400 staff operating out of 58 regional offices throughout North America. For the fiscal year ended December 31, 2018, Global Restoration generated revenues of $436 million and operating earnings of $40 million.

In connection with the completion of the acquisition, FirstService has entered into an $890 million amended and restated credit facility (the “New Credit Agreement”), consisting of its existing $450 million revolving credit facility and a new $440 million term loan. The maturity date of the revolving credit facility under the New Credit Agreement remains January 2023, and the maturity date of the term loan under the New Credit Agreement is June 2024. Repayment of the term loan is to be made in installments of 5% per annum, paid quarterly, commencing in September 2020, with the balance payable at maturity. The new term loan commitments under the New Credit Agreement were substantially oversubscribed by a syndicate of 12 banks, led by The Toronto-Dominion Bank and including Bank of Montreal, Canadian Imperial Bank of Commerce, HSBC Bank, The Bank of Nova Scotia, JP Morgan Chase Bank, U.S. Bank, Bank of America, MUFG Union Bank, National Bank, Raymond James Bank and Wells Fargo Bank.

The Global Restoration acquisition was funded through a combination of the new term loan, additional funds drawn under the revolving credit facility and available cash on hand. The revolving credit facility under the New Credit Agreement will continue to be utilized for working capital and general corporate purposes and to fund FirstService’s tuck-under acquisition program.

“We appreciate the strong endorsement and confidence of our bank group in providing us with the necessary financing to complete this significant acquisition,” said Jeremy Rakusin, Chief Financial Officer. “At the same time, we will continue to ensure we maintain financial flexibility to drive all growth initiatives across FirstService’s business lines,” he added.

“With the successful closing of the transaction, I am delighted to formally welcome the entire Global Restoration team into the FirstService family,” said Scott Patterson, Chief Executive Officer. “We are excited about the complementary fit between Global Restoration and our Paul Davis franchise system and look forward to working closely with both teams to accelerate growth in the property restoration industry,” he concluded.

ABOUT FIRSTSERVICE CORPORATION
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America’s largest manager of residential communities; and FirstService Brands, one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than $2 billion in annual revenues and has approximately 22,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”.

For the latest news from FirstService Corporation, visit www.firstservice.com.

FORWARD-LOOKING STATEMENTS
This press release contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, the expected continuation of Global Restoration’s senior management team and the impact of the acquisition on FirstService’s business, growth and future financial and operating results. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks that: FirstService is unable to promptly and effectively integrate Global Restoration’s businesses; management’s time and attention is diverted on integration-related issues; FirstService or Global Restoration is unable to retain key personnel; and other risks related to FirstService’s business, including those identified in FirstService’s annual information form for the year ended December 31, 2018 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings. Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

COMPANY CONTACTS:

D. Scott Patterson
President & CEO
FirstService Corporation
(416) 960-9500

Jeremy Rakusin
CFO
FirstService Corporation
(416) 960-9500